

SUPERIOR *Diamonds Inc.*

PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC, Canada V7Y 1C6
t 604 806 0667 f 604 688 5175

1988 Kingsway, Unit G
Sudbury, ON, Canada P3B 4J8
t 705 525 0992 f 705 525 7701
info@superiordiamonds.ca
www.superiordiamonds.ca





05009703

BY MAIL

July 6, 2005

US Securities and Exchange Commission
Office of the International Corporate Finance
Mail Stop 3-2
450 Fifth Street NW
Judiciary Plaza
Washington, DC 20549
USA

SUPPL

Dear Sirs:

Re: Superior Diamonds Inc. (the "Company") - File 82-34752

Enclosed please find the Company's documents disseminated during the month of June 2005.

Should you have any questions or concerns please do not hesitate to contact me.

Yours truly,

Superior Diamonds Inc.

Susy H. Horna
Corporate Secretary

7/14



SUPERIOR *Diamonds Inc.*

PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC, Canada V7Y 1C6
t 604 806 0667 f 604 688 5175

1988 Kingsway, Unit G
Sudbury, ON, Canada P3B 4J8
t 705 525 0992 f 705 525 7701
info@superiordiamonds.ca
www.superiordiamonds.ca

News *Release*

DRILLING TO COMMENCE – LANSDOWNE AREA NORTHWESTERN ONTARIO

June 16, 2005

Vancouver, BC – **Superior Diamonds Inc. (SUP-TSXV)** is pleased to announce that the Company plans to initiate a drilling program in early July within the Neskantaga (Lansdowne) Area of northwestern Ontario to test for kimberlite pipes. The Lansdowne Area is situated approximately 200 kilometres southwest of DeBeers' Victor Diamond Project, which is presently in feasibility stage.

Over the past few years, the Company has completed several phases of overburden sampling and a close spaced high sensitivity magnetic survey. Results of the sampling program indicated that the Lansdowne Area was favourable for kimberlites and anomalous kimberlite indicator mineral chemistries suggest the source is diamondiferous. The magnetic survey defined numerous pipe like targets and 90 properties totaling 20,912 hectares were staked. A majority of the properties cover bull's-eye magnetic anomalies within the Stull-Wunnummin Fault Zone, which is a major northwest trending complex shear system. This structure parallels the Kenyon Fault Zone, which is the main control for the Victor kimberlite cluster. It is anticipated that the first phase drill program will take two months to complete.

The Company has negotiated a comfort letter with the Neskantaga First Nations and will be utilizing their facilities for logistical purposes for at least the first half of the program.

The program is under the direct supervision of Thomas F. Morris PhD (P.Geo), who is the Qualified Person as defined under National Instrument 43-101.

Superior Diamonds is exploring a large area of northern Ontario using proprietary magnetic data and has a large land position acquired on the basis of kimberlite indicator mineral sampling and close spaced airborne magnetic surveys. In addition, Superior Diamonds has several other projects in the Superior Craton area of Ontario and Québec, which are operated both independently and in joint venture with Inco Limited, Majescor Resources Inc. and Strongbow Exploration Inc. Superior Diamonds Inc. is owned 24.6% by Aurora Platinum Corp. and 19.8% by Southwestern Resources Corp.

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Corporation's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

-30-

For more information, please contact:

John G. Paterson, President
Superior Diamonds Inc.
PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver BC V7Y 1C6, Canada
Tel. (604) 806-0667 / Fax (604) 688-5175
E-mail: info@superiordiamonds.ca
www.superiordiamonds.ca

Thomas F. Morris, VP, Exploration
Superior Diamonds Inc.
1988 Kingsway, Unit G
Sudbury, ON P3B 4J8, Canada
Tel. (705) 525-0992 / Fax (705) 525-7701
E-mail: info@superiordiamonds.ca
www.superiordiamonds.ca